Exhibit 99.1

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

300-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772 F.604.684.6024

February 24, 2014	SEDAR FILING

To:	All Applicable Securities Commissions
and
To:	TSX Venture Exchange

Dear Sirs:

Re:	Annual General and Special Meeting

We advise of the following with respect to the upcoming Meeting of Security Holders of the Company:

Meeting Type	:	Annual General and Special Meeting
Class of Securities Entitled to Receive Notice:	:	Common Shares
Class of Securities Entitled to Vote	:	Common Shares
CUSIP Number	:	557808102
ISIN	:	CA 5578081021
Record Date for Notice	:	March 24, 2014
Record Date for Voting	:	March 24, 2014
Beneficial Ownership Determination Date	:	March 24, 2014
Meeting Date	:	April 30, 2014
Meeting Location	:	Vancouver, BC

Issuer sending proxy related materials directly to NOBO	:	Yes
Issuer paying for delivery to OBO	:	No

Notice and Access for Beneficial Holders	:	No
Notice and Access for Registered Holders	:	No

If you require any further information, please contact the undersigned.

Yours truly,

MADISON MINERALS INC.

Signed “Elizabeth Anderson”

Elizabeth Anderson
Senior Administrator

/ea

cc:	Miller Thomson, Attn: Peter McArthur/Rina Jaswal
Computershare Investor Services Inc., Attn: Yasmin Juma/Vanessa Lee
Davidson & Company, Attn: Peter Maloff
U.S. Regulatory Authorities (with Form 6K)
Ian Brown